UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of       February, 2004

Commission File Number    0-29586

(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.
(formerly: Energy Power Systems Limited)

Date: February 27, 2004                         By: ____"Sandra J. Hall"____ ______
                    Sandra J. Hall,
                    President, Secretary & Director

BRITISH COLUMBIA SECURITIES COMMISSION

INTERIM REPORT
BC FORM 51-901F
(Previously Form 61)

Freedom of Information and Protect of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purposes of administering the Securities Act . Questions about the collection or use of this
Information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701
West Georgia Street, Vancouver, B.C. V7Y 1L2 Toll Free in British Columbia 1-800-373-6393.

ISSUER DETAILS	FOR THE SIX MONTH PERIOD ENDED	DATE OF REPORT
NAME OF ISSUER	Y M D	Y M D
EnerNorth Industries Inc.	2003 12 31	2004 2 27

ISSUER ADDRESS
2 Adelaide Street West, Suite 301

CITY/ PROVINCE	POSTAL CODE	ISSUER FAX NO.	CONTACT TELEPHONE NO.
Toronto Ontario	M5H 1L6	416-861-9623	416-861-1484

CONTACT PERSON	CONTACTS POSITION	CONTACT TELEPHONE NO.
Scott Hargreaves	Chief Financial Officer	416-861-1484

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE "Sandra Hall"	PRINT FULL NAME Sandra Hall	DATE OF REPORT Y M D 2004 2 27

DIRECTOR’S SIGNATURE "Milton Klyman"	PRINT FULL NAME Milton Klyman	DATE OF REPORT Y M D 2004 2 27

EnerNorth Industries Inc.
FORM 51-901F-INTERIM REPORT FOR DECEMBER 31, 2003
February 27, 2004                                    PAGE 2
______________________________________________________________________________________

SCHEDULE A:    FINANCIAL INFORMATION

See unaudited consolidated financial statements of the Company for the six month period ended December 31, 2003.

SCHEDULE B:    SUPPLEMENTARY INFORMATION

1.    Analysis of Expenses

Analysis of Administrative Expenditures
For the six month period ending December 31, 2003

	2003	2002

Administration	256,472	197,373
Accounting fees	93,348	6,000
Repairs and maintenance	87,017	69,982
Advertising and promotion	25,859	12,227
Vehicle operating	88,399	67,226
Rent	31,343	26,195
Insurance	150,387	52,210
Foreign Exchange (Gain) loss	152,824	0
Exchange and filing fees	19,500	63,062
Professional fees	367,935	365,799
Municipal taxes	12,182	24,006
Travel	56,854	87,119
Salaries and benefits	850,071	846,259
Transfer agent fees	23,610	31,262
Annual meeting & shareholder information	85,108	104,027
Utilities	53,581	54,105
Total administrative expenditures	2,354,490	2,006,852

2.    Related Party Transactions

See Note 3 of the unaudited consolidated financial statements of the Company for the six month period ended December 31, 2003.

EnerNorth Industries Inc.
FORM 51-901F-INTERIM REPORT FOR DECEMBER 31, 2003
February 27, 2004                                    PAGE 3
______________________________________________________________________________________

3.    Summary of Securities Issued and Options Granted During the Period

Please see note 5 of the unaudited consolidated financial statements for the six month period ended December 31, 2003.

4.    Summary of Securities as at end of the Reporting Period

Please see note 5 of the unaudited consolidated financial statements for the six month period ended December 31, 2003.

5.    List of Directors and Officers:

The directors and officers of the Company as at the date of this report are as follows:

Directors:    James C. Cassina
Sandra J. Hall
Milton Klyman
Ian S. Davey
Ramesh K. Naroola
Officers:        James C. Cassina- Chairman
Sandra J. Hall-President and Secretary
Scott T. Hargreaves, CA, CFA – Chief Financial Officer

EnerNorth Industries Inc.
FORM 51-901F-INTERIM REPORT FOR DECEMBER 31, 2003
February 27, 2004                                    PAGE 4
______________________________________________________________________________________

SCHEDULE C:    MANGEMENT DISCUSSION AND ANALYSIS

1.    Description of Business

Please see attached Schedule C - Management Discussion and Analysis for the six month period ended December 31, 2003.

  Discussion of Operations and Financial Conditions

Please see attached Schedule C - Management Discussion and Analysis for the six month period ended December 31, 2003.

3.    Subsequent Events

Please see note 4 of the unaudited consolidated financial statements for the period ended December 31, 2003.

4 .    Financings

Please see note 5 of the unaudited consolidated financial statements for the period ended December 31, 2003.

5.    Liquidity and Solvency

Please see attached Schedule C - Management Discussion and Analysis for the six month period ended December 31, 2003.

Schedule C

Management's Discussion And Analysis
of Financial Condition and Operating Results
For the Six Month Period Ending December 31, 2003

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6 Telephone: 416 861-1484 Facsimile: 416 861-9623 www.enernorth.com

Management's Discussion & Analysis of Financial Condition and Operating Results

The following discussion and analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company’s Unaudited Interim Financial Statements for the six month period ending December 31, 2003 and notes thereto and the Company’s Audited Consolidated Financial Statements for the fiscal years ended June 30, 2003, 2002 and 2001 and notes thereto. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors. The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta and Newfoundland and Labrador. The Company conducts its operations through an Industrial & Offshore Division, and an Oil & Gas Division. The unaudited consolidated financial results for the six month periods ending December 31, 2003 and 2002 include the accounts of the Company and its wholly owned subsidiary M&M Engineering Limited ("M&M"), and the accounts of M&M Offshore Limited ("MMO"), M&M’s wholly owned subsidiary. MMO holds a 50% equity interest in Magna Services Inc. ("Magna") and a 20.83% equity interest in Newfoundland Service Alliance ("NSA"). M&M holds a 49% combined partnership interest in Liannu, a Limited Partnership ("Liannu"), and a 50% equity interest in North Eastern Contractors Limited ("NECL"). Liannu also holds a 50% interest in the Liannu – Mista-Shipu Construction Ltd. Teaming Arrangement ("Liannu-Mista"). The Company's unaudited consolidated financial statements include the Company's proportionate share of each of these entities’ assets, liabilities, revenues and expenses.

The activities of the Company's Oil & Gas Division include exploration, development and production of oil and gas. The Company's oil and gas properties are located in Canada.

The Company’s accounts include an investment in Konaseema EPS Oakwell Power Limited ("KEOPL") a company incorporated in India that is developing a power project in Andhra Pradesh, India. The Company also holds a 97% interest in Euro India Power Canara Private Limited ("EIPCL") that is carried at Nil on the balance sheet and consolidated statement of operations of the Company. Management has evaluated the effect that EIPCL accounts would have on the consolidated financial statements of the Company and concluded that such amounts would be insignificant under GAAP.

Critical Accounting Policies and Estimates and Newly Adopted Accounting Policies

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company and its subsidiaries relate to revenue recognition policies, oil and gas accounting and reserve estimates, accounting for joint ventures, valuation of capital assets, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to contingent liabilities and assets, and the valuation of the Company's investment in KEOPL.

The only new accounting policy that was adopted by the Company during the 2003 fiscal year was a new accounting policy for Asset Retirement Obligations. In accordance with the recommendation of the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 the Company adopted this policy before it was required.

Critical Accounting Policies.

Revenue recognition . Revenue for M&M & MMO is generated principally from contracts or purchase orders awarded through a competitive bidding process. Revenue from construction and fabrication contracts is recognized on the percentage of completion basis. Contract revenue is recognized by assessing the value of the work performed in relation to the total estimated cost of the contract. Revenue from M&M & MMO's venture partners (whether in corporate or partnership form) is recognized based on their proportionate equity holdings in those entities.

Oil and gas revenues are recognized on actual production volumes and delivery of the product to the market, based on the applicable operator's reports.

Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Under the full cost method, all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method, costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as "proven" by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the Company's fiscal year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes from such estimated future revenues.

Joint Ventures. The Company's Industrial & Offshore Division carries out part of its business through three corporations and one limited partnership. The Company's audited consolidated financial statements include the Company's proportionate share of each of these entity's assets, liabilities, revenues and expenses. MMO holds a 50% equity interest in Magna and a 20.83% equity interest in NSA. M&M holds a 49% combined partnership interest in Liannu and a 50% equity interest in NECL. Liannu also holds a 50% teaming arrangement interest in Liannu–Mista.

Capital Assets . Capital assets consist primarily of fabrication buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less accumulated amortization and, if applicable, write down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:
Buildings                                       3%
Manufacturing equipment     20%
Tools and equipment           20%
Office equipment                 20%
Vehicles                              30%
Paving                                   7%
Equipment under capital leases              20%

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 11 of the Company’s fiscal 2003 Audited Consolidated Financial Statements. As of December 31, 2003 the Company had $10.7 million of non-capital losses. At December 31, 2003 the Company carried an income tax asset of nil related to those non-capital losses.

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. The Company does not record compensation expense for stock options granted to directors, officers and employees. However, additional disclosure of the effects of accounting for stock based compensation to directors, officers and employees as compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model and is customarily disclosed as pro-forma information in the Notes to the financial statements. Any consideration paid by directors, officers and employees on exercise of stock options or purchase of stock is credited to share capital. Stock options issued to non-employees are recorded at their fair value at date of issuance.

Critical Accounting Estimates

Contingent liabilities and assets.

Oakwell claim. In August, 2002 the Company was named as a defendant in a legal proceeding in the High Court of Singapore, Oakwell Engineering Limited ("Oakwell") vs. the Company, Suit No. 997 of 2002/V (the "Proceeding"). On October 16, 2003 the Company received a decision from the court with respect to a - trial concluded May 22, 2003. In his decision, the judge awarded Oakwell US $1.6 million with respect to Oakwell's claim against the Company for the sum of US $2.7 million and awarded Oakwell US $2.56 million representing the judge’s valuation of a 6.25% interest in the actual cash available for foreign repatriation from a proposed power project in Andhra Pradesh, India, in each of the first five years after the commercial operation date of the project for a total award of US $4.21 million (approximately CDN $5.4 million) plus certain legal costs, the extent of which is not yet known (collectively, the "Judgment"). Management of the Company believes both the judge’s reasoning and his factual findings, as reflected in the Judgment are in error.

In November 2003, the Company filed a Notice of Appeal of the Judgment in the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y).

In January 2004 the Company received a further decision from the court with respect to interest calculated on the US $4.21 million (approximately CDN $5.4 million) Judgment. The judge awarded Oakwell interest in the amount of US $1.21 million (approximately CDN $1.6 million) for a total Judgment of US $5.42 million (approximately CDN $7.0 million) plus certain legal costs, the extent of which is yet to be known. As a result of the Judgments the Company has accrued a total provision of CDN $7.5 million as at December 31, 2003.

In January 2004 the Company filed its appeal documents with the Court of Appeal of the Republic of Singapore and the Appeal Court date has been set for April 26, 2004. If the Judgments become final there would be a significant and adverse impact on the Company’s liquidity and financial condition.

HB Capital, Inc. contingent liability. A statement of claim was filed on August 13, 1998 in the Supreme Court of Newfoundland against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately CDN$240,000 (US $184,197) and a successes fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company’s December 31, 2003 Consolidated Financial Statements for this claim.

Karnataka contingent asset and liability. On April 22, 1999, the Karnataka Power Transmission Corporation Limited (formerly the Karnataka Electricity Board) of the State of Karnataka, India ("KPTCL") executed a power purchase agreement with EIPCL, a limited liability company incorporated in India. The Company holds a 97% interest in EIPCL. Effective May 10, 2001 the project was given the approval by the State Government to be converted to a coal fueled land based power project. The power purchase agreement has yet to be amended and there are deficiencies in the State Government's performance, including among other requirements, the provision of payment guarantees for the Karnataka project. Pursuant to Clause 14.1 (a) of the power purchase agreement, EIPCL served upon KPTCL and the Government of Karnataka ("GOK") a Notice of Arbitration on September 24, 2002 and under Clause 14.1 (b) of the power purchase agreement served a Second Notice of Arbitration on November 7, 2002. On December 10, 2002, EIPCL served a formal communication calling upon KPTCL and GOK to appoint a technical and or financial expert to resolve the outstanding issues in accordance with Clause 14.2 of the power purchase agreement. The Company also filed Notice U/S 80 of the Civil Procedure Code 1908 against GOK and KPTCL for losses and damages due to delay in implementation of the Karnataka project. On August 11, 2003, EIPCL filed a Statement of Claim against KPTCL for repudiatory breach of the power purchase agreement and claimed damages in the amount of US $3,835,232 plus costs and interest. On October 7, 2003 KPTCL filed a Statement of Objections to reject EIPCL’s claims with costs stating that EIPCL failed to put up the Barge Mounted Power Plant ("BMPP") and claimed the sum of Indian Rs. 25 crores (approximately US $5 million) plus interest. During an arbitration hearing held November 25, 2003 KPTCL agreed to withdraw its claim against EIPCL. Accordingly, no amount has been recorded in the Company’s consolidated financial statements for the period ending December 31, 2003. At the current time no assessment can be made of the outcome of the legal proceedings.

The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differs adversely from those currently expected, it would result in a charge to earnings when determined.

Valuation of the Company's Investment in KEOPL. As of December 31, 2003, the Company owned directly or indirectly 11,848,200 common shares of Rs. 10 each, of KEOPL (the "KEOPL Shares"), a company incorporated in India, which is developing a power project in Andhra Pradesh, India. Pursuant to an agreement dated August 10, 2000 between the Company, VBC Ferro Alloys Ltd., an Indian corporation ("VBC"), and KEOPL (the "Revised VBC Agreement"), VBC was obligated to purchase 11,348,200 of those shares representing part of the Company's current investment in KEOPL for INR 113,482,000 (approximately CDN $3.5 million as at June 30, 2002) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002.

On or about May 3, 2002, the Company, pursuant to the Revised VBC Agreement, offered and tendered the 11,348,200 KEOPL Shares to VBC for purchase on or before June 30, 2002. In July 2002, VBC raised a dispute with the Company regarding the purchase and sale of the KEOPL shares.

Pursuant to a an Arbitration Agreement between the Company and VBC and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award") (i) VBC has agreed to transfer an additional 500,000 equity shares in KEOPL to the Company and (ii) VBC is required to buy the 11,348,200 KEOPL Shares for INR 113,482,000 (approximately CDN $3.2 million) on or before the earlier of (a) 60 days after the first disbursal of funds on financial closure of the KEOPL Project, and (b) March 31, 2004. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, the additional 500,000 equity shares of KEOPL at a par value of INR 5 million (approximately CDN $142,000) on or before the same dates.

The investment in KEOPL is recorded at the expected net recoverable amount of CDN $3.4 million. Management of the Company assessed the amount recoverable based on (i) the par value of the shares, (ii) an assessment of VBC’s ability to pay, (iii) the provisions of the Arbitration Award, and (iv) the likelihood and timing of payment. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations, and subject to certain sovereign risks such as stable political and economic conditions, and the amount actually recovered could differ materially from the amount estimated by management.

Newly Adopted Accounting Policies

Asset Retirement Obligations. In fiscal 2003, the Company adopted the recommendations of the new CICA Handbook Section 3110, "Asset Retirement Obligations" on a retroactive basis. As a result of applying the new standards, management determined that the changes to the asset retirement obligation in the amount of $100,960 for the prior year was necessary for site restoration costs related to its oil and gas properties. Accounting for future site restoration costs involves estimating the timing and amount of abandonment costs on a well-by-well basis, then discounting these values to the present utilizing a discounted cash flow technique. The oil and gas properties were adjusted at June 30, 2003 for the noted $100,960, and the effect on the opening deficit in fiscal 2002 was considered to be immaterial.

OPERATING RESULTS

The following discussion of the results of operations of the Company is a comparison of the Company's two six month periods ending December 31, 2003 and 2002.

Revenue. The Company's consolidated revenues of $16.8 million for the six month period ending December 31, 2003 increased by 12% from $15.0 million reported as of December 31, 2002. Revenue increases were derived from the Company's Industrial & Offshore Division. During the six month period ending December 31, 2003 revenue from the Oil & Gas Division remained constant at $0.3 million compared to the six month period ending December 31, 2002.

Gross Profit. Consolidated gross profit for the six month period ending December 31, 2003 increased by 42% to $2.7 million compared to $1.9 million for the six month period ended December 31, 2002. The increase in gross profit was primarily driven by increased revenue during the current period versus the prior period. The affect of the improved revenue was bolstered by an increase in the gross profit margin as a percentage of sales. During the six month period ending December 31, 2003 the gross profit margin as a percentage of sales was 17% versus 13% for the previous six month period. During the six month period ending December 31, 2003 gross profits from the Industrial & Offshore Division increased 40% to $2.8 million from $2.0 million during the six month period ending December 31, 2002. Gross profit for the Company's Oil & Gas Division decreased to ($135,000) for the six month period ending December 31, 2003 from ($25,000) for the six month period ending December 31, 2002. This decrease was primarily related to increased depletion.

Administrative Expenses. Administrative expenses of $2.4 million for the six month period ending December 31, 2003 increased by 20%, from $2.0 million for the six month period ending December 31, 2002. For the six month period ended December 31, 2003 foreign exchange losses increased by $150,000, accounting fees increased by $90,000 and insurance increased by $100,000 compared to the six month period ending December 31, 2002. The increased costs for the six month period ending December 31, 2003 were partially offset by decreased exchange and filing fees. Increased foreign exchange losses were caused by an unrealized loss from the Company’s investment in KEOPL. Increased insurance and accounting fees where mainly caused by the operations of NECL.

Other income. Other income of $0.2 million for the six month period ending December 31, 2003 increased from $0.1 million from the previous six month period ending December 31, 2002. Included in other income is distributions of $52,000 from Magna, management fees of $60,000 charged to Liannu, gain on sale of marketable securities of $15,000 and interest income on invested cash of $90,000.

Net loss before Income Taxes. Net loss before income taxes for the six month period ending December 31, 2003 increased to $1.2 million from $0.1 million for six month period ended December 31, 2002. The increase in net loss before income tax for six month period ended December 31, 2003 was primarily related to the additional $1.6 million provision for the Oakwell claim. This was partially offset by increased gross profits. Before the non-cash provision for the Oakwell claim, net income before tax would have been $0.4 million.

Future Income Taxes. During the six month period ending December 31, 2003 a net future income tax charge of $0.3 million was recognized compared to a net future income tax charge of Nil for the six month period ended December 31, 2002. The future income tax charge was fully offset by utilization of tax loss carry forwards. During both periods the statutory tax rate for the Company was 38%.

Net Loss. Consolidated net loss for the six month period ending December 31, 2003 was $1.2 million, $1.1 million more than the $0.1 million net loss reported for the previous six month period ended December 31, 2002.

Net Losses from Continuing Operations Per Share and Net Losses Per Share. As a result of the noted net loss, net loss per share for the six month period ending December 31, 2003 increased by $0.26 per share to $0.29 per share from $0.03 per share for six month period ended December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of December 31, 2003 was $4.3 million, compared to $6.7 million at June 30, 2003. During the six month period ending December 31, 2003 the Company had cash flows from operating activities of $0.9 million. The Company’s Industrial & Offshore Division repaid $1.0 million of its bank indebtedness and the Company repaid a shareholder $0.4 million during the six month period ended December 31, 2003. The Company’s Oil & Gas Division expended $0.8 million on the exploration and development of oil and gas properties during the six month period ended December 31, 2003.

The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of the Industrial & Offshore Division, the Oil & Gas Division and the issuance of share capital. During fiscal 2004, it is expected that primary sources of liquidity and capital resources will be derived from the operations of the Industrial & Offshore Division, revenues from the Oil & Gas Division and further recovery in connection with an arbitration award (See "Critical Accounting Estimates – Valuation of the Company’s Investment in KEOPL" above).

CIBC Facility

The Company's Industrial & Offshore Division, through M&M and MMO, maintains its own line of credit facility with a commercial bank. The credit facility, provided by Canadian Imperial Bank of Commerce ("CIBC") was initially entered into in December of 1994, and has been amended and renewed from time to time (the "CIBC Facility"). The CIBC Facility currently allows M&M to borrow up to the lesser of (i)  $1.75 million, or (ii) 75% of receivables from government or large institutions/corporations and 60% of other receivables to finance working capital requirements on a revolving basis. The CIBC Facility is payable upon demand. As of December 31, 2003, the principal balance outstanding under the CIBC Facility was $0.5 million, compared to  $1.9 million as of June 30, 2003. From time to time CIBC extends a greater amount than the credit facility allows.

Under the CIBC Facility, as security for repayment of loans to M&M, M&M granted to CIBC: (i) a first priority lien on receivables, inventory and specific equipment; (ii) a second priority lien on land, buildings and immovable equipment; and (iii) an assignment of insurance proceeds. As security for repayment of loans to MMO, MMO granted to CIBC a first priority lien on receivables, inventory and equipment. Under the CIBC Facility (a) M&M has guaranteed the obligations of MMO under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for M&M’s direct obligations, and (b) MMO has guaranteed the obligations of M&M under the facility in an unlimited amount, and such guaranty is secured by the same collateral as for MMO’s direct obligations. The credit facility also requires M&M to comply with certain financial covenants, including current ratio, debt/equity ratio, and limits on capital expenditures, dividends and further encumbrances on collateral.

RoyNat Mortgage

As of December 31, 2003, M&M is indebted to RoyNat Inc. ("RoyNat") in the amount of $0.4 million, compared to $0.4 million as of June 30, 2003. As security for its obligations to RoyNat, M&M has granted a first priority lien on the land and building, and a secondary lien on all other assets of M&M, subject to the first priority lien in favor of CIBC. MMO has also guaranteed this mortgage.

Magna Credit Facility, Postponement and Guarantee

During 2002, Magna obtained a credit facility in the amount of $150,000 with the Bank of Nova Scotia, which was repayable on demand and bore interest at the bank's prime lending rate plus 2% per annum. As security for this facility, M&M postponed its claim for $50,000 owed to them by the joint venture until repayment of the credit facility to the bank and provided a guarantee of $75,000.

    During 2003, Magna negotiated a credit facility in the amount of $1,000,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 1.50% per annum. As security for this facility, M&M provided a guarantee of $250,000. Included in bank indebtedness as at December 31, 2003 is a bank demand loan of $400,000.

Multi-Party Indemnity

In February 2004 the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Western Agreement"). Under the Western Agreement the surety agreed to issue bonds or undertakings on behalf of M&M and/or MMO (the "Principals"). Under the Western Agreement each of EnerNorth, M&M and MMO (the "Indemnitors") is jointly and severally liable to the surety for (i) any default in performance by either Principal, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue of the bond(s). As security for its obligations, each of the Indemnitors granted a security interest to Western in granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of the Indemnitors is unlimited in amount, and has no expiration date. Since their respective incorporations, neither M&M nor MMO has incurred any liability as either a principal or a guarantor with respect to a surety.

Liannu Indemnities

Liannu is a limited partnership formed under the laws of Newfoundland and Labrador ("Liannu") in which M&M holds a 49% combined partnership interest, and of which M&M is the sole general partner. In February of 2004 the Company, M&M and MMO entered into an Indemnity and Security Agreement with Western Surety (the "Liannu Agreement"). Under the Liannu Agreement the surety agreed to issue bonds or undertakings on behalf of Liannu. Under the Liannu Agreement each of EnerNorth, M&M and MMO is jointly and severally liable to the surety for (i) any default in performance by Liannu, (ii) any and all losses incurred by the surety in connection with such default(s), and (iii) any loss or damage incurred by the surety arising from the issue the bond(s). As security for its obligations, each of EnerNorth, M&M and MMO granted a security interest to Western in any and all amounts due to them with respect to the bonded contracts, including payments due from the obligee under the bond, and any liens or insurance proceeds. The indemnity of each of EnerNorth, M&M and MMO is unlimited in amount, and has no expiration date.

Outlook and Prospective Capital Requirements.

The Industrial & Offshore Division is currently completing a backlog of contracts, and M&M and MMO are bidding on new contracts for the third and fourth quarters. Further development of Atlantic Canada's offshore infrastructure could foster future growth for the Industrial & Offshore Division. In addition, the Oil & Gas Division is adding positive cash flow to fund corporate operations and future development and growth. At present the Company intends to expand its oil and gas operations.

As part of the Company's oil and gas exploration and development program management of the Company anticipates significant expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures may be funded through cash held by the Company. Any expenditure which exceeds available cash may be funded by additional share capital or debt issued by the Company, or by other means.

It is anticipated that M&M will expend approximately  $0.5 million in capital expenditures for new and used manufacturing and office-related equipment over the next twelve months. Such equipment, which could be utilized to generate additional construction revenues, could be financed through capital leases with equipment manufacturers, credit arrangements with M&M's existing lenders, cash from the Company or other means. With respect to other potential expenditures of the Company, please see " Contingent liabilities and assets - Oakwell Claim" above.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan.

In the past M&M has focused on manufacturing and fabricating process piping, production equipment, steel tanks and other metal products requiring specialized welding and fabrication abilities. Management believes that several opportunities are developing in the Atlantic provinces of Canada, which could enable M&M to maintain and increase the volume of its business. These opportunities include proposed offshore oil and gas projects for the White Rose Oilfield, the Sable Island Offshore Energy Project, and the development of the Voisey's Bay nickel mine. Management also anticipates that M&M will have recurring opportunities with respect to the upgrade and maintenance of existing area infrastructure, including the Hibernia and Terra Nova oil fields, mechanical fabrication and maintenance of production equipment for refineries, pulp and paper mills (including environmental equipment) and private sector power generation projects (primarily for mining and natural resources).

TREND INFORMATION

Seasonality. The Company's Industrial & Offshore Division operates in a cyclical and seasonal industry. Fabrication industry activity levels are generally dependent on the level of capital spending in heavy industries such as mining, forestry, oil and gas and petrochemicals. In addition, the Company is subject to seasonal levels of activity whereby business activities tend to be lower during the winter months. The level of industry profits, capacity-utilization in the industry and interest rates often affect capital spending in these industries. Success in fabrication will be dependent on the Industrial & Offshore Division's ability to secure and profitably perform fabrication contracts. Fixed price fabrication contracts contain the risk of bid error or significant cost escalation with regard to either labor or material costs, combined with a limited ability to recover such costs from the applicable client.

The Company's Oil & Gas Division is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.